Exhibit 99.10

SLR Consulting (Canada) Ltd. 55 University Ave., Suite 501, Toronto, ON M5J 2H7

Consent of Lance Engelbrecht

The undersigned hereby consents to the use of the technical report titled “NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date of June 30, 2025, and prepared for New Found Gold Corp. in accordance with National Instrument 43- 101, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2025 of New Found Gold Corp.

Dated this March 25, 2026

/s/ Lance Engelbrecht, P.Eng.

Lance Engelbrecht, P.Eng.

Principal Metallurgist

SLR Consulting (Canada) Ltd.